EXHIBIT 99.1

ECMOHO Limited Announces Second Quarter 2021 Unaudited Financial Results

SHANGHAI, China, Aug. 31, 2021 (GLOBE NEWSWIRE) -- ECMOHO Limited (Nasdaq: MOHO) (“ECMOHO”, “we” or the “Company”), a leading integrated solutions provider in the health and wellness market in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Operational Highlights

  The cumulative number of partnered healthcare experts and KOLs grew from 1,114 as of June 30, 2020 to 1,542 as of June 30, 2021.
  The number of cumulative paying consumers1 was 12.1 million as of June 30, 2021 as compared to 10.1 million as of June 30, 2020.
  Repeat purchase rate2 reached 40.7% in the second quarter ended June 30, 2021 as compared to 37.2% in the second quarter ended June 30, 2020.
  During the second quarter ended June 30, 2021, we hosted approximately three hundred live streaming events, and generated GMV3 of approximately RMB 3.7 million.

1 “Cumulative paying consumers” refers to the customers who have placed one or more orders purchasing products through our self-operated flagship stores on third-party e-commerce platforms, and the Company's channels on Douyin.

2 “Repeat purchase rate” refers to the percentage of paying consumers in the period indicated who had made more than one purchase with us in such period or in prior periods.

3 “GMV” refers to the gross merchandise volume that includes value added tax and value of the goods that are returned.

Second Quarter 2021 Financial Highlights

  Total net revenues in the second quarter were US$42.8 million, as compared to US$100.5 million in the same quarter last year.
  Product sales revenue in the second quarter was US$42.1 million, as compared to US$99.7 million in the same quarter last year primarily due to the Company’s quality-drive growth strategy to optimize brands portfolio.
  Services revenue was US$698,279, as compared to US$780,774 in the same quarter last year.
  Total gross margin was 19.6%, as compared to 17.2% in the same quarter last year. Gross margin of product sales was 19.1%, as compared to 17.0% in the same quarter last year primarily due to fewer low-margin brands. Gross margin of services was 49.6%, as compared to 50.2% in the same quarter last year.

Ms. Zoe Wang, Chairwoman and Chief Executive Officer of ECMOHO Limited, commented, “The economic recovery in China since the second half of 2020 has been unstable and uneven, which we believe have weighed on domestic consumption and slowed down retail sales growth. The increasingly diversified consumer demand has also led to increased operational difficulties and uncertainties for integrated service providers, such as us, in China’s health and wellness market. In light of the uncertain economic environment, we have decided to control cost and improve efficiency through digitalization and marketing innovation in order to achieve better growth results.”

“We remain firmly committed to our quality-driven growth strategy focusing on achieving higher profit margin. During the second quarter of 2021, we continued to optimize the brands portfolio and expanded addressable market in over-the-counter medicine market. We also engaged a new brand partner, ChongKunDang Group, a well-known South Korean pharmaceutical company, which we believe will serve as an important growth driver going forward. Moreover, leveraging our live-streaming sessions on social entertainment platforms such as Douyin, cooperation with KOLs and content interaction, we have not only boosted a series of marketing successes, but also further strengthened brand recognition among a new generation of consumers, which we believe will help us create more innovative and personalized products in the future and improve brand influence and market share.”

Mr. Xin Li, Chief Financial Officer, commented, “In the second quarter of 2021, as we continued to implement brands portfolio optimization, the Company has achieved better gross margin of product sales. Furthermore, our progress on the cost control and prioritization of quality growth over short-term sales growth have already gained positive results in terms of our profitability. To meet our operational needs, we successfully completed a public offering with gross proceeds of US$9.0 million in August 2021, which will help us expand our operational footprint and achieve the mission of becoming a more successful enterprise in the future.”

Second Quarter 2021 Financial Results

Total net revenues were US$42.8 million in the three months ended June 30, 2021, as compared to US$100.5 million in the same quarter of last year.

Product sales revenue was US$42.1 million in the second quarter ended June 30, 2021, as compared to US$99.7 million in the same quarter of last year. The decrease in product sales revenue was mainly due to (1) weakened demand for mother and children care products and residual impact on demand for Gerber following certain negative news coverage in the first quarter of 2021, and (2) the impact of our growth strategy to optimize brands portfolio in order to achieve quality growth.

Services revenue was US$698,279, representing a decrease of 10.6% from US$780,774 in the second quarter of last year.

Cost of revenues was US$34.4 million, representing a decrease of 58.6% from US$83.2 million in the same quarter of last year. The decrease was mainly attributed to the decline in product sales.

Operating expenses were US$12.3 million, representing a decrease of 40.0% from US$20.5 million in the same quarter of last year, as we continued to control costs and optimize our operations. The decrease was mainly attributable to the decrease of fulfillment expenses and sales and marketing expenses. Detailed factors of the changes are as follows:

  Fulfillment expenses were US$2.4 million, representing a decrease of 49.0% from US$4.6 million in the same quarter of last year. The decrease was primarily due to decreased warehouse and logistics expenses as a result of lower product sales in the second quarter of 2021.
  Sales and marketing expenses were US$7.2 million, representing a decrease of 40.9% from US$12.2 million in the same quarter of last year. The decrease was primarily due to reduced employee-related expenses, and decreased platform fees and promotional expenses resulting from product sales revenue in the second quarter of 2021.
  General and administrative expenses were US$2.5 million, representing a decrease of 26.8% from US$3.4 million in the same quarter of last year. The decrease was primarily driven by reduced employee-related expenses, and decreased professional service fees and insurance expense in the second quarter of 2021.
  Research and development expenses were US$0.27 million, as compared with US$0.32 million in the same quarter of last year.

Operating loss was US$3.9 million, as compared to an operating loss of US$3.2 million in the same quarter of last year.

Non-GAAP operating loss was US$3.1 million, as compared to Non-GAAP operating loss of US$2.8 million in the same quarter of last year.

Net loss was US$3.6 million, as compared to a net loss of US$4.5 million in the same quarter of last year, as a result of the factors described above.

Non-GAAP net loss was US$2.8 million, as compared to Non-GAAP net loss of US$4.1 million in the same quarter of last year.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP operating income (loss) and non-GAAP net income (loss), as supplemental measures to review and assess its financial and operating performance.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP operating income (loss) is operating income (loss) excluding the impact of share-based compensation expenses. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP operating income (loss) and non-GAAP net income (loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP operating income (loss) and non-GAAP net income (loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP operating income (loss) and non-GAAP net income (loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP operating income (loss) and non-GAAP net income (loss) should not be considered in isolation from or as an alternative to operating income (loss) and net income (loss), or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled “Reconciliations of GAAP and Non-GAAP Results.”

All quarterly results referred to in the text, tables and attachments to this press release are unaudited.

Business Outlook

We have seen an improvement in our operating results throughout the second quarter of 2021, as compared to our results of operations in the first quarter of 2021. Our strategy to optimize operations and control cost has shown positive results, and our operating expenses as a percentage of total revenue has gradually decreased to a similar level as that of 2020. In view of these factors and our operating results for the six months ended June 30, 2021, we expect that the net loss will significantly decrease in the third quarter of 2021, compared with the same quarter of last year.

This outlook is based on current market conditions and reflects the our current and preliminary estimates of market and operating conditions, which are subject to change and substantial uncertainty.

Recent Development

On August 5, 2020, the Company completed the underwritten public offering of 10 million American Depositary Shares (“ADSs”) at an offering price of US$0.90 per ADS for gross proceeds to the Company of US$9.0 million, before deducting underwriting discounts and commissions and other estimated offering expenses payable by the Company, and assuming the underwriter does not exercise the option to purchase additional ADSs. The Company intends to use the net proceeds from this offering for investment in its SaaS platform, working capital and general corporate purposes.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. The exchange rate used for translation on June 30, 2021, December 31, 2020 and June 30, 2020 was US$1.00 to RMB6.4601, US$1.00 to RMB6.5249 and US$1.00 to RMB7.0795, respectively, representing the index rates stipulated by the People’s Bank of China on such date.

The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. For example, the Company’s statements about its expectations for Company performance in 2021, its strategy and industry outlook are forward-looking statements and are inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Ltd.

ECMOHO is a leading integrated solutions provider in the health and wellness market in China. The company curates and sells the best global brands and quality products to Chinese health-conscious consumers. Our technology, network and expertise in marketing and distribution empower us to connect families with advanced health supplements, nutrition and food items, personal care products, household healthcare equipment and other wellness products. Through over ten years of operation, ECMOHO has established an ecosystem of trusted products and relationships to provide customized solutions which promote health regeneration, impart therapeutic benefits, and increase longevity to our devoted consumers to sustain health.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Ltd.
Investor Relations
Ms. Yvonne Xu

Email: IR@ecmoho.com

ECMOHO LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands of U.S. dollars)

	As of December 31, 2020	As of June 30, 2021
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	45,284	42,625
Accounts receivable, net	42,006	37,967
Inventories	33,263	22,181
Prepayments and other current assets	9,200	8,738
Loan receivable	646	-
Total current assets	130,399	111,511
Property and equipment, net	967	853
Intangible assets, net	565	549
Operating lease right-of-use assets	2,434	3,410
Long-term investments	5,904	7,354
Deferred tax assets, net	829	838
Other non-current assets	1,530	1,255
Total assets	142,628	125,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	16,943	16,389
Accounts payable	24,191	16,762
Amounts due to related parties	9,401	8,481
Advances from customers	731	587
Operating lease liabilities, current	411	827
Salary and welfare payable	821	622
Tax payable	3,574	2,874
Accrued liabilities and other current liabilities	5,039	4,343
Total current liabilities	61,111	50,885
Deferred taxes liabilities	24	15
Operating lease liabilities, non-current	1,939	2,670
Total liabilities	63,074	53,570

Shareholders’ equity:
Class A Ordinary Shares, US$ 0.00001 par value	1	1
Class B Ordinary Shares, US$ 0.00001 par value	1	1
Additional paid-in capital	108,370	109,904
Accumulated other comprehensive income	4,037	4,775
Accumulated deficit	(32,855)	(42,483)
Total ECMOHO Limited shareholders’ equity	79,554	72,198
Non-controlling interests	-	2
Total shareholders’ equity	79,554	72,200
Total liabilities and shareholders’ equity	142,628	125,770

ECMOHO LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of U.S. dollars, except for share and per ADS data)

	For Three Months Ended		For Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
	US$	US$	US$	US$
Net revenues	100,475	42,798	161,637	69,884
Cost of revenue	(83,182)	(34,406)	(133,604)	(56,384)
Gross profit	17,293	8,392	28,033	13,500
Operating expenses(1):
Fulfillment expenses	(4,610)	(2,352)	(8,384)	(4,627)
Sales and marketing expenses	(12,190)	(7,201)	(21,366)	(13,449)
General and administrative expenses	(3,360)	(2,461)	(6,448)	(4,625)
Research and development expenses	(324)	(271)	(634)	(601)
Other operating income	15	-	16	-
Total operating expenses	(20,469)	(12,285)	(36,816)	(23,302)
Operating loss	(3,176)	(3,893)	(8,783)	(9,802)
Finance expense, net	(1,141)	(709)	(1,688)	(1,091)
Foreign exchange (loss)/income, net	(143)	1,090	(111)	1,221
Other income, net	7	18	1,529	101
Loss before income tax (expenses)/benefits	(4,453)	(3,494)	(9,053)	(9,571)
Income tax (expenses)/benefits	(6)	(57)	10	(55)
Net loss	(4,459)	(3,551)	(9,043)	(9,626)
Less: Net income/(loss) attributable to the non-
controlling interest shareholders and redeemable non-controlling interest shareholders	(86)	4	(265)	2
Net loss attributable to ECMOHO Limited	(4,373)	(3,555)	(8,778)	(9,628)

Net loss per share attributable to ECMOHO
Limited’s ordinary shareholders
—basic	(0.03)	(0.03)	(0.06)	(0.07)
—diluted	(0.03)	(0.03)	(0.06)	(0.07)

Net loss per ADS attributable to ECMOHO
Limited’s ordinary shareholders
—basic	(0.13)	(0.10)	(0.25)	(0.27)
—diluted	(0.13)	(0.10)	(0.25)	(0.27)

Weighted average number of Ordinary Shares
—basic	139,654,099	142,171,062	139,583,487	141,296,719
—diluted	139,654,099	142,171,062	139,583,487	141,296,719

(1)Share-based compensation expenses are allocated in operating expenses items as follows:

	For Three Months Ended		For Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
	US$	US$	US$	US$

Fulfillment expenses	3	27	6	55
Sales and marketing expenses	103	470	195	1,111
General and administrative expenses	220	211	441	295
Research and development expenses	1	36	6	72
Total Share-based compensation expenses	327	744	648	1,533

ECMOHO LIMITED Reconciliations of GAAP and Non-GAAP Results (In thousands of U.S. dollars)

	For Three Months Ended		For Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
	US$	US$	US$	US$

Operating income/(loss)	(3,176)	(3,893)	(8,783)	(9,802)
Add: Share-based compensation expenses	327	744	648	1,533
Non-GAAP Operating income/(loss)	(2,849)	(3,149)	(8,135)	(8,269)

Net income/(loss)	(4,459)	(3,551)	(9,043)	(9,626)
Add: Share-based compensation expenses	327	744	648	1,533
Non-GAAP Net income/(loss)	(4,132)	(2,807)	(8,395)	(8,093)